Exhibit 99.6

Press Release

Renewables: Total Enters Floating Offshore Wind with a First Project in the UK

Paris, March 19, 2020 – Total positions itself on the floating offshore wind segment in line with its strategy to develop renewable energy.

The Group has signed an agreement with the developer Simply Blue Energy to acquire 80% stake in the pioneering floating wind project Erebus located in the Celtic Sea, in Wales. The project will have a 96 megawatts capacity and will be installed in an area with water depth of 70 meters. This makes Total one of the first movers in this technology in the UK, the world’s largest offshore wind market.

While offshore wind has so far mainly developed in shallow water depths based on fixed bottom technology, floating wind offshore is set for strong growth in the years to come. This emerging technology has wide potential, opening access to sites further offshore, which have less impact on the landscape, and benefit from very high wind resources.

Total and Low-Carbon Electricity

Total has integrated climate change into its strategy, and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that could account for 15 to 20% of its sales by 2040. Total’s gross low-carbon power generation capacity worldwide is currently close to 7 gigawatts, including 3 gigawatts from renewable energies.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.